Exhibit 3(ii)

Amendment to Bylaws

Article Three, Section A, of the Bylaws of Ball Corporation is hereby amended to read as follows:

Number and Terms of Office:  The business of the Corporation shall be controlled and managed in accordance with the Indiana Business Corporation Law by a board of ten directors, divided into classes as provided in the Amended Articles of Incorporation.